*FOIA CONFIDENTIAL TREATMENT REQUEST* Confidential Treatment Requested by
Principia Biopharma Inc.
in connection with Registration Statement on Form S-3 filed on October 1, 2019

David G. Peinsipp +1 415 693 2177 ddpeinsipp@cooley.com

October 9, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:     Irene Paik

   Christine Westbrook

Re:	Principia Biopharma Inc.

Registration Statement on Form S-3

Filed October 1, 2019

File No. 333-234038

Dear Ms. Paik and Ms. Westbrook:

On behalf of our client, Principia Biopharma Inc. (the “Company”), we are responding to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 8, 2019 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-3 (the “Registration Statement”) filed with the Commission on October 1, 2019. Pursuant to the Commission’s Rule 83 (17 C.F.R. § 200.83), we hereby request that this letter not be publicly disclosed.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response.

Form S-3 Filed October 1, 2019

Description of Capital Stock

Choice of Forum, page 16

1.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

Response: The Company respectfully informs the Staff that the charter provision identified does not apply to actions arising under the Exchange Act. The Company undertakes to provide the following updated disclosure in any prospectus supplement to the Registration Statement and in future Exchange Act periodic reports with respect to the discussion of the actions for which the Court of Chancery will be the exclusive forum:

“This provision does not apply to actions arising under the Securities Exchange Act of 1934, as amended, or any claim for which the federal courts have exclusive jurisdiction.”

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800  T: (415) 693-2000  F: (415) 693-2222  WWW.COOLEY.COM

United States Securities and Exchange Commission

Division of Corporation Finance

October 9, 2019

Page Two

The Company respectfully requests the Staff’s assistance in completing the review of this response letter as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter or the Registration Statement to me at (415) 693-2177.

Sincerely,

Cooley LLP

/s/ David G. Peinsipp

David G. Peinsipp

cc:	Martin Babler, Principia Biopharma Inc.

Chris Chai, Principia Biopharma Inc.

Roy Hardiman, Principia Biopharma Inc.

Sanam Pangali, Principia Biopharma Inc.

Amanda Coleman Busch, Cooley LLP

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800  T: (415) 693-2000  F: (415) 693-2222  WWW.COOLEY.COM